(212) 701-3323

June 16 2006

Re: Form 10-K for the year ended December 31, 2005 Filed February 27, 2006 Response Letter Dated April 14, 2006 File No. 1-16179

Dear Ms. Davis:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated June 6, 2006 regarding your comments to the Company’s Form 10-K for the year ended December 31, 2005. The Company has carefully considered each of your comments, and at the request and on behalf of the Company we respectfully provide the responses and supplemental information below. We believe, after reviewing the comments, that it is not necessary for the Company to amend its existing Form 10-K for the year ended December 31, 2005 and we propose responding to the relevant comments prospectively. For your convenience, we have reproduced each comment from your letter immediately before the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.	Comment

Please submit your response to our engineering comments in electronic format on EDGAR. Refer to Rule 101(a)(1)(iii) of Regulation S-T.

Response: At your request the Company has submitted their response to your engineering comments in electronic format on EDGAR in accordance with Rule 101(a)(1)(iii) of Regulation S-T.

2.	Comment

We noted from your May 26, 2006 correspondence, sent in response to questions posed by our petroleum engineer that you originally booked 8,533 Mboe of estimated reserves in connection with the south Louisiana property and reserve acquisition that occurred in January 2005. We also noted your disclosure on page 62 of your Form 10-K that 5,351 Mboe of the 8,533 Mboe, or 62.7 percent of estimated reserves associated with the acquisition, were subsequently written-off in 2005. Please address the following.

•	Tell us whether this reserve write-down resulted in an impairment of the properties acquired and describe in detail how you arrived at your conclusion.

•
Expand your management’s discussion and analysis and the notes to your financial statements to clearly explain why you eliminated 62.7 percent of the 8,533 Mboe estimated reserves purchased in the January 2005 acquisition and the amount of the acquisition cost attributable to these reserves.

Response: At year end when the third party reserve engineering firm provided its interpretations which yielded a significant downward revision, the Company reviewed the carrying value of each field in relation to the respective future net cash flows.  This review resulted in an impairment of one of the fields acquired. The net book value of Palmetto Bayou was reduced by $3.2 million as the result of the unsuccessful drilling of one proved undeveloped location and the production underperformance of the remaining producing well both of which led to downward reserve revisions. The impairment was based on the discounted future cash flow of the remaining producing well.

In addition, in future filings the Company will expand its management’s discussion and analysis and the notes to its financial statements to clearly explain why it eliminated 62.7 percent of the 8,533 Mboe estimated reserves purchased in the January 2005 acquisition and the amount of the acquisition cost attributable to these reserves as follows:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Critical Accounting Policies

•
Depletion, Depreciation, and Amortization of Oil and Natural Gas Properties — We calculate depletion, depreciation, and amortization expense (“DD&A”) using the estimates of proved oil and natural gas reserves previously discussed in these critical accounting policies. We segregate the costs for individual or contiguous properties or projects and record DD&A for these property costs separately using the units of production method. The units of production method is calculated as the ratio of (1) actual volumes produced to (2) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (3) asset cost. The volumes produced and asset cost are known, and while proved developed reserves are reasonably certain, they are based on estimates that are subject to some variability. This variability can result in net upward or downward revisions of proved developed reserves in existing fields, as more information becomes available through research and production and as a result of changes in economic conditions. Our revisions over the three years prior to the 2005 fiscal year, in each case either positive or negative, had been less than 5% of total proved reserves on a barrel of oil equivalent basis, however in 2005 our negative revisions of 4,045 Mboe represented 7.5% of our total reserves. These revisions included a downward revision of 5,351 Mboe primarily related to the proved undeveloped reserves acquired in the South Louisiana onshore acquisition in January 2005. Such revisions were derived primarily from the drilling of development wells during 2005 in proved undeveloped locations where economic quantities of hydrocarbons were not encountered, poor production performance subsequent to the acquisition and post-acquisition year end third party reserve engineering firm interpretations. The amount of the acquisition cost attributed to these reserves was approximately $ 76.0 million. While the revisions we have made in the past are an indicator of variability, they have had a minimal impact on the units of production rates because they have been low compared to our reserve base or relate to fields just coming on production. Actual historical revisions are not necessarily indicative of future variability.

(20)  Supplementary Oil and Natural Gas Disclosures — (Unaudited)

During 2005, the Company revised downward its estimate of proved reserves by a total of approximately 4,045 Mboe. ~~The net downward revision of the Company’s estimates was due to information received from production results and drilling activity that occurred during 2005.~~ Reserves were revised downward by 5,351 Mboe related primarily to the proved undeveloped reserves acquired in the South Louisiana onshore acquisition in January 2005.Such revisions were derived primarily from the drilling of development wells during 2005 in proved undeveloped locations where economic quantities of hydrocarbons were not encountered, poor production performance subsequent to the acquisition and post-acquisition year end third party reserve engineering firm interpretations. The amount of the acquisition cost attributed to these reserves was approximately $ 76.0 million.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,

/s/ John Schuster
John Schuster

Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

cc:	Jonathan Duersch Joseph H. LeBlanc, Jr. John H. Peper Dina M. Bracci